Filed Pursuant to Rule 424(b)(3)

Registration No. 333-260437

PROSPECTUS SUPPLEMENT dated January 31, 2023

(To Prospectus dated October 22, 2021)

1,000,000 Shares

Honeywell International Inc.

Dividend Reinvestment and Share Purchase Plan

Common Stock

This is a prospectus supplement to the prospectus dated October 22, 2021 (the “Prospectus”), that relates to the Dividend Reinvestment and Share Purchase Plan (the “Plan”) of Honeywell International Inc. (“Honeywell” or the “Company”). The information set forth below is intended to amend, in each case to the extent the context requires, those sections originally set forth in the Prospectus. All other sections originally set forth in the Prospectus are unchanged. Unless otherwise specified, all capitalized terms used herein have the meaning assigned to them in the Prospectus.

It is important for you to read and consider carefully all information contained or incorporated by reference in this prospectus supplement and the accompanying Prospectus with respect to this offering prior to making a decision to invest. This prospectus supplement and the Prospectus may be obtained free of charge at the Securities and Exchange Commission’s website at www.sec.gov. In addition, Plan participants and shareowners may obtain copies of the Prospectus and any supplements to the Prospectus, including this supplement, free of charge, at shareowneronline.com. Alternatively, copies of the Prospectus and any supplements to the Prospectus, including this supplement, may be obtained free of charge upon request by calling 651-450-4064 or 1-800-647-7147.

Effective for transactions occurring on and after March 1, 2023 (the “Effective Date”), the following changes will be made to the Plan:

•

Rather than mailing participants quarterly written statements, the Agent will mail just one statement annually at the end of each calendar year. Participants will continue to have ongoing access to their accounts and transaction activity online at shareowneronline.com.

•	The fee schedule has been revised.

As of the Effective Date, the first, fourth and sixth paragraphs on the cover page of the Prospectus and questions 1, 2, 16, 17, 20, 24, 34, and 35 under the heading “Description of the Plan” in the Prospectus are amended and restated in their entirety as follows:

Cover Page

First paragraph:

The Honeywell International Inc. Dividend Reinvestment and Share Purchase Plan (the “Plan”) provides holders of the common stock of Honeywell International Inc. with a simple and convenient method of investing cash dividends and optional cash payments in additional shares of common stock. Any holder of record of the common stock is eligible to participate in the Plan.

Fourth paragraph:

Shares purchased under the Plan will be purchased from Honeywell or, in the limited circumstances described in the Plan, on the open market. The purchase price of shares purchased from Honeywell will be the average of the high and low sales prices of the common stock reported as Nasdaq Stock Market Composite Transactions for the relevant investment date, which is the dividend payment date for months in which dividends are paid and the first business day of the month for all other months. The purchase price of shares purchased on the open market will be the negotiated price for such shares or, in the case of multiple open market purchases, the purchase price will be the average of the negotiated prices for such open market purchases.

Sixth paragraph:

Our common stock is listed on the Nasdaq Stock Market under the symbol “HON.” On January 24, 2023, the last reported sale price of our common stock on the Nasdaq Stock Market was $206.93.

1. What is the purpose of the Plan?

The purpose of the Honeywell International Inc. Dividend Reinvestment and Share Purchase Plan is to provide holders of record of shares of the common stock of Honeywell International Inc. with a simple and convenient method of investing cash dividends and optional cash payments in additional shares of common stock.

2. What are the advantages of the Plan?

A participant in the Plan may (a) have cash dividends on all of its shares automatically reinvested in common stock, (b) have cash dividends on part of its shares automatically reinvested, or (c) whether or not it has elected to have any such dividends automatically reinvested, invest in additional shares by making optional cash payments of not less than $25 each up to a maximum of $120,000 per calendar year. Full investment of funds is possible under the Plan because fractions of shares, as well as whole shares, will be credited to a participant’s account. Further, dividends in respect of such fractions, as well as whole shares, will be reinvested in additional shares of common stock and such shares will be credited to a participant’s account. A participant can avoid the need for safekeeping of certificates for shares credited to its account under the Plan. Statements of account sent to Plan participants will provide simplified recordkeeping. Under the Emergency Economic Stabilization Act, passed by Congress in 2008, you must reinvest at least 10% of your dividend distribution.

16. Are there any out-of-pocket costs to participants in connection with participation in the Plan?

All costs of administration of the Plan are paid by Honeywell. Certain service charges and brokerage commissions are charged to participants in connection with the purchase of shares under the Plan. Certain expenses may be incurred by the participant if the participant requests the re-registration of shares upon the issuance of a certificate or if the participant requests that shares be sold upon their withdrawal from the Plan (see Questions 22, 23 and 24). In addition, any service charges imposed by the Agent in connection with termination of participation in the Plan (Question 24) will be passed on to the participant. For additional information regarding fees and expenses to be borne by the participant, see Question 34.

17. What are the income tax consequences of participation in the Plan?

Under federal income tax law, in the case of shares acquired from Honeywell with reinvested dividends, a participant will realize, on the determination date (defined below), a taxable dividend in an amount equal to the fair market value on the determination date of the shares so acquired rather than a dividend in the amount of the cash otherwise payable to the participant. Such amount will also be the tax basis of the shares. Alternatively, when the Agent purchases shares on the open market with reinvested dividends, a participant will realize a taxable dividend in an amount equal to the purchase price of the shares so acquired. Such amount will also be the participant’s tax basis in such shares.

In the case of shares purchased with optional cash payments, a participant will not realize any taxable income if the shares are purchased from Honeywell. The tax basis of shares purchased with an optional cash payment and credited to the participant’s account will be the purchase price of such shares.

For purposes of this Question 17, the “fair market value” of shares acquired with reinvested dividends will be the average of the high and low sales prices of the shares reported as Nasdaq Stock Market Composite Transactions for the determination date. The “determination date” will be the investment date in the case of shares purchased from Honeywell and the date shares are allocated to participants’ accounts in the case of open market purchases under the circumstances described in Question 34.

A participant’s holding period for shares acquired pursuant to the Plan will begin on the day following the determination date.

A participant will not realize any taxable income when the participant receives a certificate for whole shares credited to the participant’s account, either upon the participant’s request for certain of those shares or upon termination of the participant’s account.

A participant will realize gain or loss when shares are sold or exchanged, whether such sale or exchange is pursuant to the participant’s request under the Plan or takes place after withdrawal from the Plan and, in the case of a fraction of a share, when the participant receives a cash payment for the fraction. The amount of such gain or loss will be the difference between the amount which the participant receives for the shares or fraction of a share and the tax basis thereof.

All participants are urged to consult their own tax advisors to determine the particular tax consequences, including those under state and local tax laws, which may result from their participation in the Plan and the subsequent disposition of shares purchased pursuant to the Plan. The income tax consequences for participants who do not reside in the United States will vary from jurisdiction to jurisdiction.

20. What kind of reports will be sent to participants in the Plan?

The Agent will mail one statement annually at the end of each calendar year. Participants will continue to have ongoing access to their accounts and transaction activity online at shareowneronline.com. These statements contain information to record the cost basis of your shares for tax reporting purposes. It is important that you keep the statements to fulfill any tax obligations. Participants may also elect to have their statements and other information sent to them automatically by initiating eDelivery through shareowneronline.com.

In addition, each participant will receive copies of communications sent to holders of the common stock, including a Notice of Internet Availability of Proxy Materials or Honeywell’s annual report to shareowners, notice of annual meeting and proxy statement, and any Internal Revenue Service information for reporting dividend income (i.e., Form 1099).

24. How is participation in the Plan terminated?

To terminate participation in the Plan, a participant (or participants if a joint registration) must notify the Agent by checking the appropriate box on the Transaction Request Form attached to a recent statement of account provided by the Agent and mailing it to the Agent at the address set forth in Question 3. If a participant elects to keep their shares, the whole shares held in the Plan balance will be moved to book-entry Direct

Registration Shares (“DRS”). Any fractional shares will be sold at the market price, and you will receive a check (less any fees) for the proceeds. If a participant chooses to sell all of their shares, the sale proceeds, less applicable taxes and transaction fees, will be remitted to the participant via check or the participant can choose to have the proceeds directly deposited into their bank account.

34. Under what circumstances will shares be purchased on the open market and what effect would such purchases have on participants?

Shares of common stock purchased from Honeywell under the Plan may either be authorized but unissued shares or shares reacquired by Honeywell and held in its treasury. If the Agent would be unable to purchase sufficient shares (whether authorized but unissued shares or treasury shares) from Honeywell to satisfy the requirements of the Plan for an investment date, the Agent will purchase the required shares in excess of those purchased from Honeywell for that investment date on the open market. Open market purchases will be made as soon as possible after the applicable investment date, but not more than 30 days after such date.

The purchase price of shares purchased from Honeywell will be computed as set forth in Question 9. The purchase price of shares purchased on the open market will be the negotiated price for such shares, including commissions, plus any applicable fees, or, in the case of multiple open market purchases, the purchase price will be the average of the negotiated prices for such open market purchases, including commissions, plus any applicable fees.

In the event of open market purchases, shares will not be allocated to participants’ accounts until the date on which the Agent has purchased sufficient shares from Honeywell and on the open market for all participants in the Plan. The purchase price to participants will be based on the weighted average of the purchase price of all shares purchased from Honeywell and the purchase price of all shares purchased on the open market with the funds available for that investment date.

In addition, the income tax consequences to participants will be based on the fair market value of the common stock on the date such shares are allocated to participants’ accounts, rather than on the investment date (see Question 17).

35. What are the costs to persons who participate in the Plan?

Investment Summary and Fees
Summary
Minimum cash investments
Minimum one-time optional cash purchase	$25.00
Minimum recurring automatic investments	$25.00
Maximum cash investments
Maximum annual investment	$120,000.00
Dividend reinvestment options
Reinvest options	Full, Partial
Fees
Investment fees
Dividend reinvestment*	5.0% / $5.00
Check investment	$5.00
One-time electronic investment	$3.50
Recurring automatic investment	$2.00
Dividend purchase trading commission per share**	$0.06
Optional cash purchase trading commission per share**	$0.06

Sales fees
Batch Order	$15.00
Market Order	$25.00
Limit Order per transaction (Day/GTD/GTC)	$30.00
Stop Order	$30.00
Sale trading commission per share	$0.12
Direct deposit of sale proceeds	$5.00
Other fees
Certificate issuance	Company Paid
Certificate deposit	Company Paid
Returned check / Rejected automatic bank withdrawals	$35.00 per item
Prior year duplicate statements	$15.00 per year

*	5.0% of dividend value up to a maximum fee of $5.00 per dividend.
**	Trading commissions only apply to open market purchases.

Such fees are subject to change at any time.

This supplement constitutes part of your Prospectus and we suggest that you retain it for future reference.